[Wachtell, Lipton, Rosen & Katz Letterhead]


                                  June 23, 2006

Mr. Michael McTiernan, Esq.
Ms. Jennifer Gowetski, Esq.
Division of Corporation
Finance Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


                  Re:      Public Storage, Inc.
                           Amendment No. 3 to Registration Statement
                           On Form S-4
                           Filed June 20, 2006
                           File No. 333-133438

                           Public Storage, Inc.
                           Annual Report on Form 10-K
                           Filed February 16, 2006
                           File No.  1-08389


Dear Mr. McTiernan and Ms. Gowetski:

Set forth below are responses of Public Storage, Inc. ("PSI") to the comment of the Staff of the Division of Corporation Finance that was set forth in your letter dated June 21, 2006 regarding PSI's Annual Report on Form 10-K.

The Staff's comment, indicated in bold, is followed by responses on behalf of PSI.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005 - PUBLIC STORAGE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INTANGIBLE ASSETS AND GOODWILL,  PAGE F-12

1. WE NOTE THAT THE MAJORITY OF YOUR PROPERTY MANAGEMENT REVENUES AND EXPENSES RELATED TO THE REMAINING PROPERTY MANAGEMENT CONTRACTS ARE ELIMINATED UPON CONSOLIDATION, AS A RESULT OF YOUR ACQUISITION OF A MAJORITY OF THESE PROPERTIES IN PRIOR YEARS. THE FUTURE CASH FLOWS RELATED TO THESE MANAGEMENT CONTRACTS HAVE EFFECTIVELY BEEN TERMINATED, ON A CONSOLIDATED BASIS, UPON ACQUISITION OF THE


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Mr. Michael McTiernan
Ms. Jennifer Gowetski
June 23, 2006
Page 2


     RELATED PROPERTIES. AS SUCH, PLEASE FURTHER EXPLAIN TO US HOW YOU EVALUATED YOUR INTANGIBLE ASSET FOR IMPAIRMENT GIVEN THE EFFECTIVE TERMINATION OF YOUR MANAGEMENT AGREEMENTS ASSOCIATED WITH PROPERTIES ACQUIRED AND CORRESPONDING ELIMINATION OF ALL FUTURE CASH FLOWS ASSOCIATED WITH THESE MANAGEMENT AGREEMENTS, ON A CONSOLIDATED BASIS.

BACKGROUND

In November 1995, PSI acquired PSMI (referred to hereinafter as the "1995 Acquisition") whose assets principally included interests in various affiliated entities and management contracts that entitled PSI to manage approximately 563 self-storage facilities owned by the affiliated entities. In addition, as a result of the 1995 Acquisition, PSI became self-administered.

The 1995 Acquisition was accounted for using the purchase method of accounting pursuant to APB No. 16, accordingly, allocations of the total acquisition cost to the net assets acquired were made based on the fair value of the assets acquired and liabilities assumed.

Approximately $165 million of the purchase price was allocated to the management contracts, the only identifiable intangible asset acquired. The management contracts provide that PSI would be entitled to a fee equal to 6% of the gross revenues generated at each managed facility in exchange for providing certain property management services. The $165 million valuation was determined by PSI based upon a discounted ten year projected cash flow analysis plus an assumed terminal value at the end of year 10.

At the time of the 1995 Acquisition, PSI also determined that the appropriate amortization period for the intangible asset was 25 years, after considering the following factors: (i) the management contracts were with affiliated entities in which, as a result of the 1995 Acquisition, PSI had significant influence over the decision making process and termination of the contracts was unlikely, (ii) the fee structure was consistent with the market, (iii) a competitor used a similar amortization period for similar assets and (iv) the 25 years was consistent with the estimated useful lives of the underlying real estate assets. For reference, the purchase price allocation and amortization period was discussed in more detail in a letter to the Staff dated September 22, 1995 in response to the Staff's comment letter dated September 15, 1995.

Following the 1995 Acquisition, the revenues generated from the management of the facilities, and the related expenses, were presented on PSI's financial statements as management fee revenues and cost of operations. Over the course of the next 10 years the amount of revenues and expenses related to the management activities was reduced significantly due to the acquisition and consolidation of a significant number of the managed facilities as described below, since such properties became self-managed by PSI.

Subsequent to the 1995 Acquisition, PSI acquired, from time to time, interests in entities owning a significant number of the 563 properties. As PSI acquired sufficient ownership interest to control the entities, the related properties were included in the consolidated financial statements. Upon consolidation of each property, PSI reclassified the profit from the property management activities from management fee revenue and management cost of operations, to a reduction in cost of operations for the related self-storage facilities.

Mr. Michael McTiernan
Ms. Jennifer Gowetski
June 23, 2006
Page 3


The following table, which is for illustrative purposes only, reflects the impact of this consolidation process:



                                       ----------------------------------------------------------------------------
CONSOLIDATION ILLUSTRATION
                                                                 Affiliated
                                                PSI            Partnership's      Consolidation         PSI
                                          Unconsolidated           Books           Adjustment       Consolidated
                                       ----------------------------------------------------------------------------
                                                (A)                 (B)               (C)               (D)
REVENUES:

Rental Income                                                             1,000                              1,000
Property Management Revenues                              60                                  (60)               -
                                       ----------------------------------------------------------------------------

   Total Revenues                                         60              1,000               (60)           1,000

COST OF OPERATIONS:

Self-storage cost of operations                                             608                12              620
Mgt. Fees paid to PSI                                                        60               (60)               -
Cost of Management                                        12                                  (12)               -
                                       ----------------------------------------------------------------------------

   Total cost of operations                               12                668               (60)             620

      Net Cash Flows                                    $ 48              $ 332               $ -            $ 380
                                       ============================================================================

(A) This column represents the cash flow stream generated by the property management activities, $48 per year, which PSI purchased in the 1995 Acquisition.
(B) This column reflects the cash flow stream, $332 per year, generated by the facilities owned by the affiliated partnership prior to its acquisition by PSI; these cash flows include a charge for the management fee paid to PSI.
(C) This column represents the consolidation adjustment which reclassifies the $48 profits from the management activities to a reduction in cost of operations, assuming that PSI acquired the affiliated partnership.
(D) PSI's consolidated operations reflect the $48 cash flow stream from the management fees and the $332 in cash flows of the properties, or a total of $380, all as self-storage operations, assuming that PSI acquired the affiliated partnership.

ISSUE - RECOVERABILITY OF ASSET

The Staff has asked us to further explain how PSI evaluated its intangible asset for impairment given the effective termination of its management agreements associated with properties acquired and the corresponding elimination of all future cash flows associated with these management agreements, on a consolidated basis.

ANALYSIS AND CONCLUSION - IMPAIRMENT

Notwithstanding that the cash flows related to the management activities have effectively been eliminated in consolidation and are no longer reflected on the consolidated income statement as separate line items, the cash flows from the management activities have not gone away. As illustrated in the above table, the cash flow from the management of the properties has been reclassified in consolidation as a reduction to the cost of operations of the properties. Accordingly, the cash flow from the intangible asset acquired in the 1995 Acquisition continues to provide a benefit to PSI.

Mr. Michael McTiernan
Ms. Jennifer Gowetski
June 23, 2006
Page 4


PSI's view is that it effectively acquired the rights to 100% of the property cash flow in two steps:
o first in the 1995 Acquisition, PSI acquired the management fee income stream (the "Management Fee Interest") of each property (Column A on the Consolidation Illustration above), and then
o subsequently, PSI acquired the remaining interest (referred to hereinafter as the "Remaining Real Estate Interest"), representing the remaining cash flow stream of the properties (Column B on the Consolidation Illustration above). The price paid by PSI for the Remaining Real Estate Interest represented an amount equal to the fair value of that particular cash flow stream, which excludes the cash flow stream represented in the Management Fee Interest, since PSI already owned those cash flows.

To assume that the intangible asset was impaired because the related cash flow had effectively been eliminated in consolidation would be misleading to users of PSI's financial statements, in PSI's opinion. This is because in evaluating management's ability to deploy capital at appropriate rates of return, investors would associate 100% of the property cash flow with only a portion of the cost to acquire such cash flows. Accordingly, the historical cost of the 100% assets acquired are included appropriately as assets on PSI's balance sheet.

For further support of PSI's position that the asset is not impaired, PSI would also point out that:

a) As noted above, upon acquisition of the affiliated partnerships, PSI acquired the remaining cash flow stream excluding the cash flow from the management of the properties (i.e., the Remaining Real Estate Interest), rather than "re-purchasing" the entire 100%. In most of the transactions involving the acquisition of the affiliated entities, valuations were performed by third party appraisers. In those valuations the appraiser acknowledged the 6% management fee by reducing the future estimated cash flow stream of the real estate facilities in determining their valuation. Accordingly, the values paid to acquire the affiliated entities' interest in the real estate was for the remaining cash flow which PSI did not already own.

b) The management fee cash flow stream can still be identified and evaluated in PSI's books and records, allowing the net book value of the management contracts to be evaluated separately for recoverability. As indicated in the previous correspondence with the Staff dated June 19, 2006, PSI identified no impairments of PSI's intangible assets through its impairment review process described therein.

c) The management fee cash flow stream was originally purchased, could be marketed, and as a result has a determinable market value.


ANALYSIS AND CONCLUSION - BALANCE SHEET CLASSIFICATION

As PSI indicated above, it believes that the acquisition of 100% of the cash flows of each property has been accomplished first through the acquisition of the applicable management contract during the 1995 Acquisition (i.e., the Management Fee Interest), and subsequently through the acquisition of the Remaining Real Estate Interest.

Mr. Michael McTiernan
Ms. Jennifer Gowetski
June 23, 2006
Page 5


As PSI acquired and then consolidated each property, the property became self-managed by PSI. Consequently, the related management operations on PSI's income statement were reclassified as self-storage operations. Accordingly, upon further reflection, PSI has concluded that the net book value of the intangible asset created upon the consummation of the 1995 Acquisition, associated with the individual facility, at the time each facility was consolidated, should have likewise been reclassified to real estate. This reclassification would properly match the cost of the real estate assets with the associated cash flows. This reclassified net book value would thereinafter be depreciated in accordance with PSI's depreciation policy, over 25 years.

PSI believes that the balance sheet impact of this reclassification is immaterial, representing a reclassification at December 31, 2005 of approximately $85,000,000 from intangible assets to real estate assets, representing an approximately 1.9% increase to real estate assets, and no impact to total assets.

Because PSI believes that this balance sheet reclassification is immaterial PSI believes that it should reflect and disclose this adjustment in future filings only, rather than filing amended financial statements. Under this treatment, in future filings, PSI would reclassify amounts as presented for current and any previous periods presented with respect to the balance sheet (e.g., reducing intangibles and increasing real estate by approximately $85,000,000). PSI believes that restatement and re-filing of prior period financial statements is not necessary given the immateriality of this adjustment.

ANALYSIS AND CONCLUSION - INCOME STATEMENT IMPACT OF RECLASSIFICATION

In addition, if the aforementioned reclassifications had been recorded as each respective property was consolidated, aggregate depreciation and amortization expense would have been reduced by a total of approximately $500,000 per year with a corresponding increase to net income. This reduction is due to the "re-set" of depreciation expense as the partially depreciated net book value of the management contracts was reclassified to real estate and the resulting remaining net building amount was depreciated over a 25 year remaining life.

PSI believes the impact of this difference is immaterial to its income statement, statement of cash flows, and statement of stockholders equity, representing approximately 0.1%, 0.1%, and 0.1%, respectively, of 2005, 2004, and 2003 net income, and approximately 0.2%, 0.3%, and 0.3%, respectively, of 2005, 2004, and 2003 net income available to common shareholders. Due to the clear immateriality of this adjustment PSI would propose that the effects of this reclassification only be presented prospectively. That is, depreciation in future periods would be reduced by approximately $500,000 per year from what it would have been in the absence of this change, but there would be no restatement of previously reported depreciation expense in any Commission filing.

The national office of Ernst & Young has been consulted on the issues raised in this letter, and is in agreement with PSI's conclusions that a) the management contract asset has not been impaired as a result of the acquisition of the real estate or otherwise, b) the net book value of the management contracts should have been reclassified to real estate at the time each facility was consolidated, c) that the balance sheet impact of this reclassification is immaterial and it is acceptable that it be adjusted in future filings only, and
d) that the income statement impact of the change is not material and therefore, it is acceptable that there be no restatement of PSI's income


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Mr. Michael McTiernan
Ms. Jennifer Gowetski
June 23, 2006
Page 6


statement for any period already presented with respect to the depreciation and amortization impact.

Should you require further clarification of any of the issues raised in this letter, please contact the undersigned at (212) 403-1314.



                                                  Sincerely yours,


                                                  /s/ David E. Shapiro
                                                  --------------------------
                                                  David E. Shapiro
                                                  Wachtell, Lipton, Rosen & Katz
                                                  51 West 52nd Street
                                                  New York,  New York  10019
                                                  Tel:  (212) 403-1314
                                                  Fax:  (212) 403-2314